IIM GLOBAL CORPORATION

160 E. Lake Brantley Drive

Longwood, Florida 32779

(407) 674-2651

August 11, 2014

‘CORRESP’

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:

Mark P. Shuman, Branch Chief-Legal, Jeff Kauten, Attorney-Advisor

Re:

IIM GLOBAL CORPORATION (the “Company”)

Amendment No. 3 to Registration Statement on Form S-1

Filed May 23, 2014

File No. 333-193924

Gentlemen:

The Company is in receipt of the staff’s letter of comment dated August 8, 2014.  Below are the Company’s responses to such comments, which such response is numbered consistent with the staff’s numbered comments.  Contemporaneously, the Company has filed Amendment No. 4 to the Registration Statement on Form S-1.

Executive Compensation

Remuneration of Officers: Summary Compensation Table, page 27

1.

We note your response to prior comment 10. Instruction 2 to Item 402(n)(2)(iii) and (iv) of Regulation S-K requires the amount of salary foregone at the election of a named executive officer under which stock, equity-based or other forms of non-cash compensation instead have been received by the named executive officer to be included in the salary column. Please revise to remove the $25,000 from the stock awards column for Mr. Jones and include the amount of foregone salary in the salary column for him and add a footnote to explain that the salary was not provided in cash but was in the form of stock.

RESPONSE:  The Company has revised the Summary Compensation Table to properly reflect the compensation details for Mr. Jones, and added a footnote to explain that the salary was accrued, deferred, and then subsequently forgiven.  Please see information starting on Page 30 of Amendment No. 4.

2.

We note your response to prior comment 11. Please revise to include a concise textual description of the transactions relating to the compensation of your executives that substantially reflects the information provided in your response letter dated June 26, 2014.

RESPONSE:  The Company has revised the Executive Compensation section to include the concise textual description on transactions of how its executives were compensated.  Please see information starting on Page 30 of Amendment No. 4.

We trust the foregoing sufficiently responds to the staff’s comments.

If you have any questions regarding the foregoing, please call the undersigned at (407) 674-2651.

Very truly yours,
/s/ David S. Jones
David S. Jones, President, Principal Executive, Financial, and Accounting Officer

2